

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2017

John J. Gormally
Chief Executive Officer
Akers Biosciences, Inc.
201 Grove Road
Thorofare, New Jersey 08086

>   **Re: Akers Biosciences, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed December 14, 2017**
>   **File No. 333-221746**

Dear Mr. Gormally:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed December 14, 2017

Cover Page

1.   We note that you have not included the amount of securities that are included in the over-allotment option. We also note that the underwriter may purchase additional shares of common stock "and/or" warrants. Please revise here and elsewhere as appropriate to clearly indicate the amount of each security that will be included in the over-allotment option.

Series B Convertible Preferred Stock, page 87

2.   We note that you have not indicated the number of shares of authorized preferred stock and the number designated as Series B Convertible Preferred Stock. In addition, we note that Exhibit 3.7 contains similar blanks and it appears that you have not executed or filed the certificate. Please tell us whether these shares will be authorized prior to effectiveness, and revise your prospectus as appropriate. If not, please advise how the shares you are registering are duly authorized and how counsel can provide such an opinion.

Exhibit 5.1

3.   We note the language that the legal opinion "is furnished in connection with the filing of the Registration Statement and may not be relied upon for any other purpose without our prior written consent in each instance" and that "no portion of this letter may be quoted, circulated or referred to in any other document for any other purpose without our prior written consent." Purchasers in the offering are entitled to rely on the legal opinion. Please have counsel remove this language from the legal opinion.

        Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.

                                                        Division of Corporation Finance
                                                        Office of Healthcare & Insurance

cc: Joseph Lucosky - Lucosky Brookman LLP